Exhibit 99.1

Pediment Engages AMEC to Complete Scoping Study at

San Antonio Gold Project

Vancouver, BC, April 19, 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF Frankfurt:P5E) (“Pediment” or “the Company”) is pleased to announce that it has engaged AMEC E&C Services Inc. (“AMEC”), a respected engineering group, to conduct a Preliminary Assessment (“PA”), also known as a Scoping Study, of its 100%-owned San Antonio gold project in Baja California Sur, Mexico.

Pediment recently completed an NI 43-101 compliant updated resource estimate for the San Antonio project dated November 29, 2009, as shown below. The updated technical report includes independent resource estimates for the Los Planes, Las Colinas and Intermediate zones completed by G.H. Giroux, MASc., P.Eng. of Giroux Consultants Ltd., which were released on August 25, 2009.

	Tonnes > cutoff (Million tonnes)			Au grade > cutoff (g/t)			Million Oz. Au
Mineralization	Measured	Indicated	Inferred	Measured	Indicated	Inferred	Measured	Indicated	Inferred
Oxide	6.22	1.02	0.17	0.956	0.751	0.592	0.191	0.025	0.003
Mixed	5.56	1.04	0.19	1.092	0.925	0.588	0.195	0.031	0.004
Sulphide	22.41	11.09	5.03	1.129	0.794	0.64	0.813	0.283	0.104
Total	34.19	13.15	5.39	1.092	0.801	0.637	1.199	0.339	0.110

San Antonio Gold Project resource estimate November, 2009 after,. G.H. Giroux, MASc., PEng of Giroux Consultants Ltd., a Qualified Person as defined by National Instrument 43-101 and an independent consulting geologist, is responsible for the mineral resource estimate. The resource shown was calculated with a 0.4 g/t Au cutoff.

AMEC’s study will independently evaluate different development possibilities and assess the anticipated economic viability of the project. The results will be released in a NI 43-101 compliant report that is expected to be completed by the end of the third quarter of 2010. The report will also contain AMEC’s recommendations for continued development of the San Antonio gold project.

Additionally, the Company has engaged Schlumberger Water Services - Mexico/Central America (Schlumberger) to conduct a Phase-I, water resource delineation and characterization of the San Antonio Project. Schlumberger is a technical division of the reservoir management segment of Schlumberger Limited, operating in Mexico under the entity of Dowell Schlumberger de Mexico SA de CV. Schlumberger’s long-term objectives for this work are evaluating and recommending means of developing water resources for the project, developing and implementing a water-quality monitoring program, and developing and implementing groundwater control measures.

Gary Freeman, Director, President & CEO of Pediment states: “We are pleased to have engaged both AMEC and Schlumberger, two respected companies in the engineering industry, for the PA and water-resource delineation respectively. These are major steps forward toward the systematic economic assessment and development of the San Antonio gold project in Baja Sur. AMEC is a well known leader in engineering and construction and will provide guidance for additional work which, assuming a favorable PA result, should lead into a pre-feasibility study towards year–end 2010.”

Melvin Herdrick, Vice President of Exploration and Director, is a Qualified Person as defined by NI 43-101 and has reviewed and approved this release.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

On behalf of the board,

Gary Freeman
President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, the preliminary assessment study and water resource delineation work taking place at the San Antonio project, as well as future work plans. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is urged to review the more comprehensive information contained in the Company's technical reports and other disclosures, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This news release is not, and is not to be construed in any way as, an offer to buy or sell securities.